KCS © K A N S A S C IT Y S O U TH E R N KCS KANSAS CITY SOUTHERN Combination of CN & Kansas City Southern Creating the Premier Railway for the 21st Century July 2021 Filed by Kansas City Southern Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 Subject Company: Kansas City Southern Commission File No.: 333-257298 Date: July 23, 2021

KCS © K A N S A S C IT Y S O U TH E R N Forward Looking Statements Certain statements included in this presentation constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to Kansas City Southern (KCS), regarding the proposed transaction between Canadian National Railway Company (CN) and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN and KCS caution that their assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this presentation include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website and on www.sedar.com, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’ Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements reflect information as of the date on which they are made. CN and KCS assume no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN or KCS does update any forward-looking statement, no inference should be made that CN or KCS will make additional updates with respect to that statement, related matters, or any other forward-looking statement. 2

KCS © K A N S A S C IT Y S O U TH E R N No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction, and the registration statement has been declared effective. CN has filed with the SEC its prospectus and KCS has filed with the SEC its definitive proxy statement in connection with the proposed transaction, and the KCS proxy statement is being sent to the stockholders of KCS seeking their approval of the merger-related proposals. This presentation is not a substitute for the registration statement, the prospectus, the proxy statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. Participants This presentation is neither a solicitation of a proxy nor a substitute for the registration statement, the prospectus, the proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants is or may be included in the registration statement, the prospectus, the proxy statement or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable. 3

KCS CN-KCS: Safer. Faster. Cleaner. Stronger. 4 A fully end-to-end merger ✓ Preserve all existing gateways & create new single-line routes ✓ Specific supply chain benefits ✓ Significant environmental benefits ✓ Support across broad stakeholder network ✓ We are committed to work with the STB to address any demonstrated concerns © K A N S A S C IT Y S O U TH E R N

Competitive Bid Process Maximized Value

Detailed Timeline of Offers

AUG. 2020

8/17/20
KCS receives unsolicited offer from PE[1] investor consortium ($195/share in cash)

8/31/20
PE investor consortium raises bid ($208/share in cash)

NOV. – DEC. 2020

11/23/20
PE investor consortium raises bid ($230/share in cash)

12/9/20
KCS receives offer from Canadian Pacific ($77/share in cash & 0.469 CP shares, $235 total consideration)

12/28/20
PE investor consortium raises bid ($235/share in cash)

12/31/20
CP raises bid ($78/share in cash & 0.489 CP shares, $248 total consideration)

MAR. 2021

3/3/21
PE investor consortium raises bid ($245/share in cash)

CP raises bid ($81/share in cash & 0.489 CP shares, $260 total consideration)

3/15/21
PE investor consortium raises bid ($250/share in cash)

CP raises bid ($86/share in cash & 0.489 CP shares, $268 total consideration)

3/16/21
CP raises bid ($90/share in cash & 0.489 CP shares, $272 total consideration)

3/21/21
KCS announces transaction with CP ($275 total consideration)

APR. - MAY 2021

4/20/21
KCS receives offer from Canadian National ($200/share in cash & 1.059 CN shares, $325 total consideration)

5/13/21
CN raises stock portion of bid ($200/share in cash & 1.129 CN shares, $325 total consideration)

5/21/21
KCS announces transaction with CN ($325 total consideration)[2]

(1) Private equity
(2) KCS pays CP $700M breakup fee, reimbursed by CN

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KCS © K A N S A S C IT Y S O U TH E R N Transaction Summary 6 Offer Price and Consideration ▪ CN has agreed to combine with KCS at a price of $325 per share1 ▪ KCS shareholders to receive $200 in cash and 1.129 CN shares for each KCS share ▪ Implies a total enterprise value of $33.7B ▪ At closing, KCS common shareholders would own approximately 12.65% of the combined company Financing ▪ Fully committed financing by J.P. Morgan and RBC Capital Markets of $19.3B ▪ CN committed to maintaining a strong balance sheet and financial position ▪ S&P and Moody’s expect CN to maintain investment grade rating Governance and Related Matters ▪ Continue operating in the U.S. and Mexico under the Kansas City Southern name and brand ▪ Kansas City will be headquarters of combined CN-KCS U.S. operations ▪ At the appropriate time, four KCS directors will join CN’s board ▪ CN’s U.S. operating and maintenance facilities to remain Approvals & Expected Closing ▪ Targeting closing into voting trust in 2H/2021, subject to receipt of approvals by KCS shareholders, U.S. Surface Transportation Board (STB) approval of the contemplated voting trust structure and Mexican regulatory approvals ▪ STB control approval and acquisition of control targeted in 2H/2022 (1) Based on the CN closing share price on the NYSE of $110.76 as of May 12, 2021

CN PROPOSAL

Compelling Value Proposition for KCS Shareholders

Significant Value to KCS Shareholders

- Implied premium of 45% to KCS shareholders
- Participation in the significant upside of the combined company
- Ability to receive the merger consideration immediately upon the closing of CN's voting trust

Significant Premium



$157
$224
$325
KCS Historical1
KCS Unaffected2
CN Offer

45% premium to the unaffected as well as a 21% premium to the implied value of the CP proposal[3]

Highest railroad transaction multiple ever at 20.6x[4]

Participation in the Upside

KCS Pro Forma Ownership



12.65%

12.65% ownership in the combined company with $1B of anticipated EBITDA synergies as well as significant TAM[5] expansion opportunity of $8B

(1) Based on KCS closing NYSE share price on July 30, 2020, one day prior to financial media speculation on a potential private equity bid
(2) Based on KCS closing NYSE share price on March 19, 2021, last market date prior to CP deal announcement
(3) Based on CN and CP closing NYSE share prices of US$118.13 and US$365.37, as of April 19, 2021
(4) Based on transaction value $33.6B and Q1 2021 LTM COVID adjusted EBITDA of $1.6B
(5) Total Addressable Market

© KANSAS CITY SOUTHERN

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Delivering EBITDA Synergies Approaching $1B

Expected to achieve ~$1B annualized EBITDA synergies within three years of integration[1]

New Revenue Opportunity

- The revenue opportunities are based on two major routes:
  - **Kansas City Speedway** connecting CN's Midwest foothold and the KC region
  - **CN Greenway** connecting Mexico, East Texas and the Gulf with CN's US Midwest and Eastern Canada foothold
- Combined business could target an incremental $6B of truck intermodal and $2B of rail TAM[2]

Cost Efficiencies

- Improved fuel efficiency and lower costs
- Technology deployment on a larger network
- More effective purchasing of operating and capital expenditures
- Core of cost savings will not be people-driven

Intermodal Opportunity Breakdown[1]


Truck
Rail
$2B
$6B
A ~$6B truck addressable market ...
...with rapid future growth from USMCA and reshoring trend
8%
9%
35%
23%
24%
Industrial Products
Manufacturing Materials
Food and Agriculture (Temperature Controlled)
Consumer Products
Automotive Parts

(1) Estimate based on CN's original assessment of new revenue opportunities
(2) Total Addressable Market

© KANSAS CITY SOUTHERN

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Creating the End-to-End USMCA Rail Network

Facilitating trade and powering economic prosperity across North America

Unique Benefits of Combined Network[1]

- Secure North American supply chain
- Deliver goods faster at lower cost
- Enhanced choice for customers
- ESG-positive truck to rail conversion
- Single owner-operated rail network
- New single line service from Laredo to Michigan & Ontario
- KC to East Coast with no interchange
- Leverage Prince Rupert expertise in Mexico's ports



Kansas City Speedway:
new competitive route between KC, Detroit & Chicago
Chicago
Detroit
Gilman
Kansas City
Springfield
East Coast access
enabling international supply chains
Connecting North America's industrial corridor
Enhance Lázaro Cárdenas
Prince Rupert
Edmonton
Vancouver
Saskatoon
Winnipeg
Minneapolis-St-Paul
Omaha
Kansas City
St. Louis
Memphis
Counce
Dallas
Jackson
Shreveport
Mobile
Houston
New Orleans
Laredo
Corpus Christi
Brownsville
San Luis Potosi
Lázaro Cárdenas
Mexico City
Veracruz
Montreal
Halifax
Toronto
Detroit
Pittsburgh
Chicago
CN
KCS
KCS Trackage Rights
KCS Mexico

(1) Less than 1% of KCS route miles overlap with CN network

© KANSAS CITY SOUTHERN

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Enhancing Competition and Maximizing Customer Choice

A fully end-to-end merger that will produce significant public interest benefits

Customer Choice

- Wide variety of transportation options in the center of the U.S. including rails, highways and barges on the Mississippi River system
- The CN-KCS combination will create and add new direct rail routes that will **enhance multimodal competition** and **maximize customer choice**
- Committed to preserve connectivity by **keeping current gateways open on commercially reasonable terms**

New Opportunities

- Create service where no direct choices exist today, **enhancing competition** between motor carriers and railroads and among railroads
- Provide grain shippers in Illinois with **new access** to East St. Louis and new direct single-line service to Mexico and ports in Mobile / New Orleans

No Overlap

- CN has committed to a divestiture of a 70-mile section of track that would result in **zero overlap**
- **End-to-end** merger ensures that shippers enjoy the **same number of options** that they do today

Continued Investment

- **$250 million in infrastructure investments** across CN and KCS lines
- Results in **more efficiency, more capacity and more opportunities for employees and communities**



Minneapolis
St. Paul
Milwaukee
Chicago
Detroit
Toronto
Des Moines
Springfield
Fort Wayne
Kansas City
St. Louis
Lexington
Nashville
Oklahoma City
Little Rock
Memphis
Dallas
Jackson
Montgomery
Austin
Houston
Baton Rouge
New Orleans
Mobile
Pascagoula
Laredo
Gulf of Mexico
CN Railway
BNSF Railway
CSX Transportation
Kansas City Southern
Kansas City Southern de México
Union Pacific
Norfolk Southern
Canadian Pacific
Interstate or Highway
Mississippi, Ohio and Illinois Rivers

© KANSAS CITY SOUTHERN

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KCS © K A N S A S C IT Y S O U TH E R N Preserving Access to All Major Gateways 11 Keeping gateways open on commercially reasonable terms and providing bottleneck protections ▪ Provides all market participants, railroads and shippers a fair chance to compete ▪ Empowers customers to choose the best route and carrier options for their needs Using confidential, voluntary, binding arbitration to enforce the gateway commitment ▪ Permits quick resolution of any commercial dispute over the gateway commitment with our customers

KCS © K A N S A S C IT Y S O U TH E R N Creating Job Opportunities, Safely 12 Strong pipeline of growth and significant infrastructure investments in key communities, including Illinois, Missouri, Michigan, Louisiana and Texas, increases the need for jobs Advancements in innovation and digital capabilities drives opportunities for career development Maintaining U.S. headquarters in Kansas City and investing in the communities we serve

KCS © K A N S A S C IT Y S O U TH E R N Bernstein Quick Take: CN responds to objections and sweetens the public interest pot (7/7) “In arguing the pro-competitive nature of the deal, CN unveiled some surprisingly effective pro-competitive measures that it's potentially committed to post-merger, including (1) binding arbitration for rate disputes involving existing gateways, (2) enhancing price transparency, and (3) expanding access to bottleneck rates beyond what the STB currently requires. These novel enhancements to competition are in addition to its commitment to keep the gateways open, divest the New Orleans-Baton Rouge route corridor, and keep KCS whole in the event of a divestiture. If nothing else, the promise of including pro-shipper proposals in its merger application – many of which are not a feature of typical rail mergers, and may not be implemented if the trust is blocked – makes it harder for STB to argue that denying CN the privilege to use a trust is good for shippers.” CN: A deep dive on KCS merger synergies supports an upside case to targeted synergies (6/30) “CN proposed $1B of synergy potential for the transaction, with $750M of revenue synergy and $250M of cost synergy. Based on our detailed analysis of freight flow data, we think the revenue opportunity is easily achievable and would expect a total synergy number closer to $1.2B assuming CN can effectively close on 13% of the market opportunity for truck, inter-modal and rail conversion.” Stephens The Canadian Rails Face Off: CNI Announces Proposal to Merge With KSU (4/21) “In our view, Canadian rail / KSU merger would bode well for the N.A. rail sector as a whole as 1) service should improve in the pro forma network and 2) a significant amount of traffic interchanges among all of the Class I rails. And as we've discussed repeatedly, we think the most meaningful opportunity for the rails over the next 3 - 5 years is capitalizing on truck-to-rail conversations and expediting volume growth on the heels of PSR implementation and a focus on ESG. If a Canadian rail / KSU deal is successful, we think it can only enhance this opportunity.” Loop Capital Thoughts on CN’s Competing Bid for KCS; CSX Q1 Results (4/20) “Between the two, CN connects more dots on the map and arguably has the better commercial team with a track record of intermodal growth (although in recent years that’s primarily Prince Rupert growth from a zero base, so the comparison is unfair to CP) and an effective end-to-end supply chain mentality, which we like a lot.” What People Are Saying Analysts 13 1 Permission to use quotations was neither sought nor obtained.

KCS © K A N S A S C IT Y S O U TH E R N What People Are Saying Shippers 14 1 Permission to use quotations was neither sought nor obtained. Bill Krueger President | The Andersons (no date) FD 36514, Canadian National Railway Company, Grand Trunk Corporation, and CN’s Rail Operating Subsidiaries—Control—Kansas City Southern, the Kansas City Southern Railway Company, Gateway Eastern Railway Company, and the Texas Mexican Railway Company “The Andersons supports CN’s acquisition of KCS because of the benefits a CN-KCS railway would bring by offering faster, safer, cleaner and more direct service for North-South trade. We believe that a combination of CN and KCS would help us to win in our markets. CN’s strong track record of success with service, intermodal and safety gives us confidence that a combined CN-KCS would be best positioned to serve our needs. … The combined company would create network with enhanced end-to-end single-owner, single-operator service which will result in a faster, safer and more economical rail option for us where we currently rely on trucks and provide shorter distances on many key routes.” Jorge Lopez Logistics Rail Services Leader | The Chemours Company Mexicana, S. de R.L. de C.V 5/28 FD 36514, Canadian National Railway Company, Grand Trunk Corporation, and CN’s Rail Operating Subsidiaries—Control—Kansas City Southern, the Kansas City Southern Railway Company, Gateway Eastern Railway Company, and the Texas Mexican Railway Company “The Chemours Company Mexicana, S. de R.L. de C.V. supports the combination of Canadian National and Kansas City Southern because it will create faster, safer, cleaner, and more direct service for North-South trade. The combination will help achieve the potential of the USMCA. We believe that a combination of Canadian National and Kansas City Southern would help us to win in our markets.” Frank Garczynski Mill Manager | Koch Foods 6/4 “Koch Foods would like to extend our Mississippi support to the proposed merger of Kansas City Southern Railway Co., and the Canadian National Railway Company. … The necessary high efficiency of consistent rail service - allows us to forego the congestion and pollution of 500 semi truck deliveries of corn - that it would take to replace one 100 railcar shipment. There are also necessary economies of freight expense using rail delivery, which keeps us competitive – facilitating our job of feeding the hungry World.” Bob Kneif President | Bartlett Gain Company 5/26 “We are supportive of the CN transaction. We believe this combination would expand the collective reach of both railroads and bring new, sustainable transportation solutions to our business. At the same time, we think a CN-KCS combination would result in more resources and expertise that should enable improved transit times and reliability.”

KCS © K A N S A S C IT Y S O U TH E R N What People Are Saying Shippers 15 1 Permission to use quotations was neither sought nor obtained. Sergio A. Gonzalez Manager Railroad Operations | CEMEX SAB (no date) FD 36514, Canadian National Railway Company, Grand Trunk Corporation, and CN’s Rail Operating Subsidiaries—Control—Kansas City Southern, the Kansas City Southern Railway Company, Gateway Eastern Railway Company, and the Texas Mexican Railway Company “CEMEX SAB supports the combination of Canadian National and Kansas City Southern because it will create benefits on trade services from Mexico to South of USA. We believe that a combination of Canadian National and Kansas City Southern would help us to win efficiencies in our operations and markets. Canadian National’s strong track record of success providing superior service and safety, gives us confidence that a combined Canadian National-Kansas City Southern would be best positioned to serve our needs. … CEMEX SAB is confident in and strongly supports Canadian National’s proposed acquisition of Kansas City Southern.” Dr. José Zozaya Executive President | Mexican Association for the Automotive Industry (AMIA) 5/5 “From our perspective, the transaction promises to provide improved service options and invigorate transportation competition in the markets our member companies serve. The combined CN/KCS network—with new single-line hauls and access to premier ports on the US Gulf, Atlantic and Pacific coasts as well as to overseas markets—would help us reach our existing markets and new markets more efficiently. Additionally, with the two railroads’ strong focus on safety and their track record of operational excellence, I have no doubt that the combined CN/KCS railway will be able to integrate their operations seamlessly to the benefit of rail customers and other stakeholders. AMIA has not often spoken favorably about railroad consolidation, but we see this transaction as uniquely beneficial, with concrete advantages for stakeholders that no other merger between Class I railroads can crystallize in comparable fashion, for example in terms of streamlined and efficient connections to key upstream and downstream markets.” John N. Roberts President and Chief Executive Officer | J.B. Hunt Transport, Inc. 6/28 FD 36514, Canadian National Railway Company, Grand Trunk Corporation, and CN’s Rail Operating Subsidiaries—Control—Kansas City Southern, the Kansas City Southern Railway Company, Gateway Eastern Railway Company, and the Texas Mexican Railway Company “We do business with both rail carriers for the movement of freight through North America, creating efficiencies by virtue of the relationship between truck and rail services to meet our customers’ needs. J.B. Hunt has a business model and vision to convert long-haul road freight to intermodal rail freight and appreciates the efforts of CN and KCS to facilitate such intermodal growth”

KCS © K A N S A S C IT Y S O U TH E R N What People Are Saying Labor Unions 16 1 Permission to use quotations was neither sought nor obtained. Dave Kissack President | Unifor Council 4000 (no date) Docket No FD36514 - Canadian National Railway Company, Grand Trunk Corporation, and CN's Rail Operating Subsidiaries - Control - Kansas City Southern, The Kansas City Southern Railway Company, Gateway Eastern Railway Company, and the Texas Mexican Railway Company “Unifor Council 4000 supports the combination of Canadian National and Kansas City Southern because it will create faster, safer, cleaner, and more direct service for international trade, which will be beneficial for union workers in the USA and Canada. The combination will help manufacturers and suppliers in both countries win in their markets, and benefit jobs for rail workers on both sides of the border. We believe that a combination of Canadian National and Kansas City Southern would help protect our members’ jobs. Canadian National’s strong track record of success providing enhanced service, and stellar intermodal capabilities, gives our union confidence that a combined Canadian National-Kansas City Southern would be best positioned to protect the long-term interests of our members and the shipping communities.” J. F Migneault President | USW Local 2004 (no date) Docket No FD36514 - Canadian National Railway Company, Grand Trunk Corporation, and CN's Rail Operating Subsidiaries - Control - Kansas City Southern, The Kansas City Southern Railway Company, Gateway Eastern Railway Company, and the Texas Mexican Railway Company “USW Local 2004 supports the combination of Canadian National and Kansas City Southern because it will create faster, safer, cleaner, and more direct service for North-South trade. The combination will help achieve the potential of the USMCA and benefit maintenance of way employees on both sides of the border. We believe that a combination of Canadian National and Kansas City Southern would help protect our jobs. Canadian National’s strong track record of success providing superior service, and extraordinary intermodal capabilities, gives our union confidence that a combined Canadian National-Kansas City Southern would be best positioned to protect the long-term interests of our members and the shipping communities. CN’s successful record of integration of other lines over the past two decades also provides us with assurance that CN will effectively and seamlessly be able to integrate and partner with Kansas City Southern.”

KCS © K A N S A S C IT Y S O U TH E R N 17 Bennie Thompson Mississippi Congressman (6/29) (adapted from letter): Approval of CN-KCS Voting Trust Is Essential Next Step for Shippers and Others to Have Their Say on What Constitutes Enhanced Competition …the combination, “…will strengthen competition by adding a stronger rail competitor in the north-south lanes in the industrial center of the country and opens markets with new single-line hauls, creating more efficient movements among Canada, the United States, and Mexico….” Sam Graves Representative from Missouri’s Sixth District and Ranking Member of the House Committee on Transportation and Infrastructure (6/29) (adapted from letter): Approval of CN-KCS Voting Trust Is Essential Next Step for Shippers and Others to Have Their Say on What Constitutes Enhanced Competition … “… merging with CN will create new opportunities for trade and economic growth in the [Kansas City] metro area and beyond. From a national and international perspective, the CN/KCS merger has the potential to improve commerce and access to markets by creating a single railroad that will streamline the movement of goods among Canada, the United States, and Mexico.” John Bel Edwards Governor, Louisiana (5/25) FD 36514, Canadian National Railway Company, Grand Truck Corporation, and CN’s Rail Operating Subsidiaries – Control – Kansas City Southern, the Kansas City Southern Railway Company, Gateway Eastern Railway Company, and the Texas Mexican Railway Company “I believe that this combination would serve Louisiana well by expanding the collective reach of both railroads and bringing new, sustainable transportation solutions to businesses in the southeastern part of the state as well as an East-West corridor across North Louisiana.” Michael Parson Governor, Missouri (6/22) FD 36514 Canadian National Railway Company, et al. – Control – Kansas City Southern, et al. “Further, the CN/KCS transaction will strengthen competition by adding a stronger rail competitor in the north-south lanes in the industrial center of the country and opens markets with new single-line hauls, creating more efficient movements among Canada, the United States, and Mexico. With CN’s commitment to divest the only overlapping line between CN and KCS systems and to maintain open gateway, it is a true end-to-end merger that preserves existing routing options and enhances competition with its new, single-line routing options for shippers.” 1 Permission to use quotations was neither sought nor obtained. What People Are Saying Government Officials

KCS © K A N S A S C IT Y S O U TH E R N 18 William Huneke Former Director of the Office of Economics and Chief Economist at the Surface Transportation Board (6/22) Why CN’s Open Gateways Offer is a Big Deal “CN’s open gateways offer is a big deal. It means new, enhanced rail-to-rail competition.” “A CN/KCS combination will create a strong new rail-to-rail competitor that will provide new single-line rail movements in competition with other rail carriers. In addition, with the gateway commitment, shippers will also have the option to use an existing routing or other routings involving more than just the merged CN/KCS.” “Besides keeping gateways open, CN and KCS have also committed to divest KCS’s 70 mile parallel rail line to CN’s rail line between Baton Rouge and New Orleans to address the minimal competitive overlap between the two networks. This too is commendable.” “The CN/KCS merger—with its divestiture commitment and its offer to protect gateways commercially—is a huge step forward for competition. But shippers will not be able to avail themselves of either the new single-line efficiencies or the gateway commitment if the CN-KCS merger is never allowed to be considered by the STB in the first place.” “I support this new, enhanced competition in the rail sector and ask others to do so as well.” William Clyburn, Jr. Former STB Commissioner and Vice-Chairman (6/8) CN Voting Trust Clears STB New Merger Rules Tests. It Should Be Approved “The CN-KCS transaction appears to strengthen competition by adding a strong competitor in the North-South lanes in the industrial center of the country, and opens markets with new single-line hauls, creating more efficient movements among Canada, the United States and Mexico.” “The CN-KCS combination is therefore a classic end-to-end merger that preserves existing route options, enhances competition with new, single-line routing options for shippers, and creates new rail-to-rail competition.” “Having been one of the three Surface Transportation Board (STB) Members who voted on the 2001 Major Merger Rules, it seems clear to me that the CN voting trust satisfies the new rules requirements addressing “unlawful control” and the “public interest” when deciding to approve or reject a voting trust. As such, it should be approved so that the Board and the public may move forward to consider the merits of the proposed transaction.” 1 Permission to use quotations was neither sought nor obtained. What People Are Saying Former STB Officials

KCS © K A N S A S C IT Y S O U TH E R N CN-KCS is Aligned with Executive Order ▪ The CN/KCS merger enhances competition and is fully consistent with President Biden’s Executive Order, which is focused on promoting a “fair, open and competitive marketplace.” ▪ STB’s current major merger rules requiring proof of “enhanced competition” are consistent with the Executive Order’s focus ▪ KCS and CN will demonstrate that a CN-KCS combination will create more choices for freight customers and enhance competition both with larger railroads and with trucking providers ▪ KCS and CN look forward to working closely with the Biden Administration, the STB and the other relevant regulatory bodies to deliver this pro-competitive transaction 19 Promoting Competition in the American Economy

KCS © K A N S A S C IT Y S O U TH E R N ▪ Voting Trust Rule -- 49 CFR 1180.4(b)(4)(iv) “. . . In each proceeding involving a major transaction, applicants contemplating the use of a voting trust must explain how the trust would insulate them from an unlawful control violation and why their proposed use of the trust, in the context of their impending control application, would be consistent with the public interest.” ▪ Public Interest = (1) no premature unlawful control; (2) financial and operational fitness of applicants; (3) any risks with divestiture if consolidation not approved. ▪ May 16 Decision on CP Voting Trust Provides Guidance On How The STB Will Review The CN/KCS Voting Trust 1. Decision found no unlawful, premature control of KCS under trust structure and CN is proposing to use the same trust and the same trustee. 2. Although the public interest test did not technically apply to the CP/KCS transaction due to application of the old rules, the STB decision nonetheless noted that the CP/KCS voting trust was also consistent with the public interest – a test only applicable under the new merger rules. • In discussing the public interest test, the STB found “there is no significant risk that the financial strength or operational capabilities of Kansas City Southern . . . would be compromised“ and that “the financial strength or operational capabilities of Kansas City Southern . . . would be compromised or that issues associated with such a process would be problematic . . .” ▪ July 6 CN-KCS filing discussed CN’s and KCS’s financial health and also explained how the pro- competitive benefits of the transaction are fully consistent with the public interest and that no harm would flow from use of a voting trust Compelling Voting Trust Case 20

CN is Committed to Maintaining a Strong Balance Sheet and Investment Grade Rating – During and After the Voting Trust

CN is committed to maintaining a strong financial position and investment grade profile

CN's Strong Financial Profile

- Strongest balance sheet among Class I rail carriers
- S&P and Moody's expect CN to remain investment grade
- Suspended share buy-backs
- Strong FCF profile
- Continued capital expenditure investments
- Rapid deleveraging profile

Projected Rapid Deleveraging Profile[1]



Trust period
Post-trust period
4.5x
3.9x
3.3x
2.8x
2021E
2022E
2023E
2024E

(1) Represents adjusted debt-to-adjusted EBITDA multiple, assuming closing into trust at end of 2021. Please see the heading Forward Looking Statements in this presentation.

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KCS © K A N S A S C IT Y S O U TH E R N KCS Will Maintain Strong Financial Position and IG Ratings Through Trust and Beyond 22 Consistent and Conservative Capital Allocation Policy Throughout Trust Period ▪ Per CN / KCS Merger Agreement: “…the Company shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to conduct its business in all material respects in the Ordinary Course of Business in accordance with the capital allocation policy…” ▪ Maintain consolidated debt-to-EBITDA ratio at or under 2.5x ▪ Up to 40% to 50% of available cash shall be used on a rolling four-quarter basis for capital projects and strategic investments

KCS © K A N S A S C IT Y S O U TH E R N KCS Management and Governance While in Voting Trust Continuity of KCS’ existing governance and executive management No change in KCS’ existing strategic plan and operations No change in capital allocation policy; KCS will continue to be well-capitalized and make investments in its business ▪ KCS management will remain in control of KCS (CN will have no governance rights nor exercise any control over KCS) ▪ Pat Ottensmeyer will continue to lead KCS as CEO, reporting to the Board and the Trustee ▪ KCS’ Board has approved retention bonuses to ensure the team stays in place and manages the company ▪ KCS management will lead and operate KCS in the same manner as it currently does ▪ KCS will act in the ordinary course of business and will continue to pursue its existing strategic plan ▪ Investment grade rating of BBB+ / Baa2 ▪ KCS will continue to deploy 40-50% of available cash to capital expenditures ▪ KCS will make marketing and capital investments with the interests of KCS and its customers in mind, not those of CN 23

Committed to Best-in-Class ESG Practices

Protecting the Planet

- Approved Science-Based Target: KCS is committed to reducing scope 1 and 2 greenhouse gas emissions intensity 42% per million gross ton-miles by 2034 from a 2019 base year
- 21.2 million gallons of diesel fuel usage avoided in 2020
- 2020 Sustainability Report

Valuing People

- Proactively addressing key social issues at an executive level (racial injustice and inequality, gender equity, etc.)
- Commitment to protecting and promoting human rights in our business operations (Human Rights Policy)
- Intense focus on safety culture & improving safety track record; tied incentive compensation to safety improvements

Corporate Governance

- Experienced and diverse Board of Directors
  - 5 of 10 directors are gender or ethnically diverse
  - 3 of 10 directors are female
- Excellent track record of shareholder engagement & adopting shareholder-friendly policies
- Board oversight of ESG & active sustainability committee

RECOGNITION

AA	MSCI
B	CDP DISCLOSURE INSIGHT ACTION

SHIPPING BY RAIL: THE SUSTAINABLE ALTERNATIVE

3.4M Tons	By choosing KCS over truck transportation, our customers avoided the release of ~3.4 million metric tons of CO_2e emissions[1]	2.0%	Freight Railroads account for only 2.0% of the transportation-related sources of GHG emissions, while accounting for well over one third of intercity freight ton-miles[2]
414 Miles	In 2020, KCS moved one ton of freight approximately 414 miles on one gallon of fuel[1]	3.9x	KCS, on average, was 3.9 times more fuel efficient than trucks in 2020[1]

(1) KCS Measurements and Estimates
(2) The Association of American Railroads

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Path to Completion: Expected Second-Half 2022



2021
2022
CN-KCS Enter into Definitive Agreement
CN-KCS File Jointly for Voting Trust Approval
CN-KCS Response to Public Comments, including 1750+ Letters of Support Filed with the STB
KCS Definitive Proxy Statement Filing
KCS Special Shareholder Meeting; Merger agreement requires shareholder approval to receive breakup fee
Obtain common control approval from STB and other applicable regulatory authorities
MAY 21st
MAY 26th
JULY 6th
JULY 7th
AUGUST 19th
EXPECTED SECOND HALF 2021
EXPECTED SECOND HALF 2022
AFTER FULL STB APPROVAL
PROGRESS TO DATE
Following and subject to approval by KCS shareholders, satisfaction or waiver of other customary closing conditions, Mexican regulatory approvals, and prior approval by the STB for the CN voting trust, CN will acquire KCS shares and place them into voting trust; KCS shareholders receive consideration
Voting trust terminated; CN acquires voting rights and control of KCS

With 1750+ statements of support received, customers across all industries will benefit from the end-to-end CN-KCS combination that will expand North American trade and power economic prosperity. Unprecedented pro-competitive commitments will deliver more choices and provide all market participants, railroads and shippers a fair chance to compete. For more information on the transaction and the benefits it is expected to bring to the full range of stakeholders, visit ConnectedContinent.com

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KCS © K A N S A S C IT Y S O U TH E R N CN and KCS Combination is Pro-Competitive and Will Benefit All Stakeholders 26 ▪ Pro-competitive deal will deliver more choices to customers through the creation of new, single line service options, including direct and efficient rail options for truck freight between the U.S., Canada and Mexico ▪ Keeping gateways open on commercially reasonable terms is a major commitment that will ensure continued competition ▪ End-to-end merger seeks to create greater price transparency ▪ Proactive partnerships with passenger rail service in both Canada and the U.S. ▪ We are confident that voting trust meets STB insulation from control and public interest requirements ▪ Combination creates compelling opportunity – targeting $1B EBITDA synergies, primarily from growth ▪ There is widespread support for the merger, with over 1,750 letters of support filed with the STB CN-KCS will create a more competitive marketplace, provide new options for customers, and deliver compelling benefits for ports, employees and communities

KCS © K A N S A S C IT Y S O U TH E R N connectedcontinent.com 27

KCS © K A N S A S C IT Y S O U TH E R N Appendix 28

KCS © K A N S A S C IT Y S O U TH E R N 29 Where to Find Additional Information ▪ For more information, visit ConnectedContinent.com ▪ For an op-ed in Railway Age by Dr. William Huneke, the former Director of the Office of Economics and Chief Economist at STB, visit here ▪ For an op-ed in Railway Age by the Hon. William Clyburn, Jr., a former Commissioner and Vice-Chairman at STB, visit here ▪ For an Open Letter to the KCS Community, visit here